UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of February, 2010
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.

Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT
1. A company announcement made on February 16, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)
Date: February 17, 2010	By:	/S/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

Komatsu Ltd.
Corporate Communications Dept.
Tel:	+81-(0)3-5561-2616
Date:	February 16, 2010
URL:	http://www.komatsu.com/
Notice of Change of Representative Directors’ Positions
Please be advised that the Board of Directors of Komatsu Ltd. (hereinafter “Komatsu”) made a resolution concerning the change of representative directors’ positions as follows in the Board meeting held today (February 16, 2010).
1. Reason(s) for the Change
Masahiro Sakane, currently Representative Director and Chairman of the Board, is going to resign from the position of Representative Director after servicing in the current position for three years (June 2010). Accordingly, the execution of management duties will be more centered on the President and other members of the Board, while he will be able to further strengthen the corporate governance of Komatsu as his duties will be more clearly defined as supervision of management execution. Along with this change concerning Masahiro Sakane, the Board of Directors resolved to appoint Yoshinori Komamura, currently Director and Senior Executive Officer, as Executive Vice President and assign to him the position of Representative Director.

Note:	According to the Japanese Companies Act, the Representative Directors have authority to do any and all judicial and non-judicial acts in connection with the operations of the Stock Company.
2. Names and Titles of Concerned Representative Directors

Name	New Title	Present Title

Masahiro Sakane	Chairman of the Board	Representative Director
Chairman of the Board

Yoshinori Komamura	Representative Director	Director and Senior Executive Officer
Executive Vice President
Kunio Noji, currently President and Chief Executive Officer, will continue to serve in the same position. As a result, Kunio Noji and Yoshinori Komamura will both serve as Komatsu’s representative directors.

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3. Curriculum Vitae of New Representative Director

Name:	Yoshinori Komamura

Date of Birth:	February 20th, 1948

Birthplace:	Kyoto Prefecture, Japan

Education:	Graduated from Waseda University
Faculty of Law in 1970

Business Career:	June 2010	Executive Vice President (planned)

	June 2005	Director and Senior Executive Officer
President, Construction and Mining Equipment Marketing Division

	April 2005	Senior Executive Officer
President, Construction and Mining Equipment Marketing Division

	April 1970	Joined Komatsu Ltd.
The number of shares of common stock held by him:     26,300
4. Appointment Date            On June 23th, 2010, after the annual shareholders’ meeting.
(End)

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